Exhibit 99.1

HUYA Inc. Reports Second Quarter 2023 Unaudited Financial Results

GUANGZHOU, China, August 15, 2023 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Total net revenues for the second quarter of 2023 were RMB1,821.4 million (US$251.2 million), compared with RMB2,275.2 million for the same period of 2022.

•

Net income attributable to HUYA Inc. was RMB23.2 million (US$3.2 million) for the second quarter of 2023, compared with a net loss attributable to HUYA Inc. of RMB19.4 million for the same period of 2022.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB115.1 million (US$15.9 million) for the second quarter of 2023, compared with RMB5.9 million for the same period of 2022.

•	Average mobile MAUs[2] of Huya Live for the second quarter of 2023 was 82.9 million, compared with 83.6 million for the same period of 2022.

“Although the impact of increasing offline recreational activities among our users continued into the second quarter of 2023, we maintained a stable user base through our ongoing efforts to enrich e-sports, game and entertainment content. We are pleased to report that Huya Live’s average mobile MAUs reached 82.9 million for the second quarter, a slight improvement from 82.1 million for the previous quarter,” said Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya. “As we drive our strategic transformation, we will build on our well-established user community and content ecosystem, striving to expand our role in the game industry. With our commitment to offering more game-related services going forward, we believe Huya is well positioned to serve the interests of more users, content creators and industry partners, underpinning our sustainable business development.”

Ms. Ashley Xin Wu, Acting Co-Chief Executive Officer and Vice President of Finance of Huya, commented, “In the second quarter, we continued to make progress in optimizing costs and expenses. While our second quarter total net revenues were RMB1.8 billion amid the soft industry environment, our gross margin increased to 15.0%, and net income reached RMB23.2 million. Even though our proactive business adjustments enacted for our strategic transformation may cause some near-term volatility in our operating and financial metrics, we are confident about Huya’s long-term prospects as we are forging a more balanced development pathway with a more diverse revenue mix.”

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and impairment loss of investments, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

Second Quarter 2023 Financial Results

Total net revenues for the second quarter of 2023 were RMB1,821.4 million (US$251.2 million), compared with RMB2,275.2 million for the same period of 2022.

Live streaming revenues were RMB1,715.7 million (US$236.6 million) for the second quarter of 2023, compared with RMB2,051.9 million for the same period of 2022, primarily due to a decrease in the number of quarterly paying users3 on Huya Live to 4.6 million for the second quarter of 2023 from 5.6 million for the same period of 2022. The decline in the number of quarterly paying users was primarily attributable to the soft macro and industry environment, as well as the increase in offline entertainment activities, which adversely affected the time spent by long-tail users on Huya’s platform.

Advertising and other revenues were RMB105.8 million (US$14.6 million) for the second quarter of 2023, compared with RMB223.3 million for the same period of 2022, primarily due to a significant decrease in content sub-licensing revenues.

Cost of revenues decreased by 24.7% to RMB1,548.4 million (US$213.5 million) for the second quarter of 2023 from RMB2,056.1 million for the same period of 2022, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 24.3% to RMB1,337.7 million (US$184.5 million) for the second quarter of 2023 from RMB1,767.8 million for the same period of 2022, primarily due to the decrease in revenue sharing fees associated with the decline in live streaming revenues, and lower costs related to e-sports content as well as content creators.

Bandwidth costs decreased by 34.3% to RMB101.4 million (US$14.0 million) for the second quarter of 2023 from RMB154.4 million for the same period of 2022, primarily due to improved bandwidth cost management and continued technology enhancement efforts.

Gross profit was RMB273.0 million (US$37.7 million) for the second quarter of 2023, compared with RMB219.1 million for the same period of 2022. Gross margin was 15.0% for the second quarter of 2023, compared with 9.6% for the same period of 2022, primarily due to decreased revenue sharing fees and content costs as a percentage of total net revenues.

Research and development expenses decreased by 14.3% to RMB144.3 million (US$19.9 million) for the second quarter of 2023 from RMB168.4 million for the same period of 2022, primarily due to decreased personnel-related expenses.

Sales and marketing expenses increased by 6.1% to RMB106.4 million (US$14.7 million) for the second quarter of 2023 from RMB100.3 million for the same period of 2022, primarily due to increased promotion fees.

General and administrative expenses decreased by 8.5% to RMB74.9 million (US$10.3 million) for the second quarter of 2023 from RMB81.8 million for the same period of 2022, primarily due to decreased personnel-related expenses and share-based compensation expenses.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Other income was RMB23.8 million (US$3.3 million) for the second quarter of 2023, compared with RMB50.3 million for the same period of 2022, primarily due to lower indirect tax refunds and government subsidies.

Operating loss was RMB28.8 million (US$4.0 million) for the second quarter of 2023, compared with RMB81.1 million for the same period of 2022.

Interest and short-term investments income were RMB125.3 million (US$17.3 million) for the second quarter of 2023, compared with RMB65.6 million for the same period of 2022, primarily due to increased interest rates and improved management of deposit products.

Impairment loss of investments was RMB65.1 million (US$9.0 million) for the second quarter of 2023, compared with nil for the same period of 2022, primarily due to the recognition of impairment charges on several equity investments.

Net income attributable to HUYA Inc. was RMB23.2 million (US$3.2 million) for the second quarter of 2023, compared with a net loss attributable to HUYA Inc. of RMB19.4 million for the same period of 2022.

Non-GAAP net income attributable to HUYA Inc. was RMB115.1 million (US$15.9 million) for the second quarter of 2023, compared with RMB5.9 million for the same period of 2022.

Basic and diluted net income per American depositary share (“ADS”) were RMB0.10 (US$0.01) and RMB0.09 (US$0.01), respectively, for the second quarter of 2023. Basic and diluted net loss per ADS were each RMB0.08 for the second quarter of 2022. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were RMB0.47 (US$0.07) and RMB0.47 (US$0.06), respectively, for the second quarter of 2023. Non-GAAP basic and diluted net income per ADS were each RMB0.02 for the second quarter of 2022.

As of June 30, 2023, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB10,846.4 million (US$1,495.8 million), compared with RMB10,347.6 million as of March 31, 2023.

Share Repurchase Program

On August 15, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over the next 12 months. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 15, 2023 (8:00 p.m. Beijing/Hong Kong time on August 15, 2023).

For participants who wish to join the call, please complete online registration using the link provided below 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIcf80892cbf63431d9fde07053cb07bd4

Once registration is complete, please dial in at least 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

A live webcast of the earnings call will be accessible at https://ir.huya.com and a replay of the webcast will be available following the session.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating loss, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and impairment loss of investments, to the extent applicable. Non-GAAP net income attributable to ordinary shareholders is net (loss) income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and impairment loss of investments, to the extent applicable. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments, net of income taxes, and (iii) impairment loss of investments, add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments, net of income taxes, and (iii) impairment loss of investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	655,241	692,089	95,443
Restricted cash	4,050	21,217	2,926
Short-term deposits	9,018,298	8,330,606	1,148,843
Short-term investments	3,117	—	—
Accounts receivable, net	75,898	69,204	9,544
Amounts due from related parties, net	59,702	54,454	7,510
Prepayments and other current assets, net	637,225	593,253	81,813

Total current assets	10,453,531	9,760,823	1,346,079

Non-current assets
Long-term deposits	1,072,548	1,823,741	251,505
Investments	906,215	937,104	129,233
Property and equipment, net	200,893	248,564	34,279
Intangible assets, net	57,810	46,912	6,469
Right-of-use assets, net	345,136	325,646	44,909
Prepayments and other non-current assets	110,874	105,661	14,571

Total non-current assets	2,693,476	3,487,628	480,966

Total assets	13,147,007	13,248,451	1,827,045

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	22,517	55,423	7,643
Advances from customers and deferred revenue	445,620	395,322	54,517
Income taxes payable	28,924	41,608	5,738
Accrued liabilities and other current liabilities	1,592,455	1,303,155	179,713
Amounts due to related parties	81,814	91,838	12,665
Lease liabilities due within one year	29,801	15,926	2,196

Total current liabilities	2,201,131	1,903,272	262,472

Non-current liabilities
Lease liabilities	8,617	5,441	750
Deferred tax liabilities	20,533	20,533	2,832
Deferred revenue	73,354	60,594	8,356

Total non-current liabilities	102,504	86,568	11,938

Total liabilities	2,303,635	1,989,840	274,410

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2022 and June 30, 2023, respectively; 89,401,484 and 90,302,271 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	60	60	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2022 and June 30, 2023, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	98	98	14
Additional paid-in capital	11,922,820	11,990,406	1,653,553
Statutory reserves	122,429	122,429	16,884
Accumulated deficit	(1,786,800)	(1,718,785)	(237,031)
Accumulated other comprehensive income	584,765	864,403	119,207

Total shareholders’ equity	10,843,372	11,258,611	1,552,635

Total liabilities and shareholders’ equity	13,147,007	13,248,451	1,827,045

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,051,920	1,859,924	1,715,684	236,604	4,203,624	3,575,608	493,099
Advertising and others	223,254	89,318	105,757	14,585	536,101	195,075	26,902

Total net revenues	2,275,174	1,949,242	1,821,441	251,189	4,739,725	3,770,683	520,001

Cost of revenues(1)	(2,056,054)	(1,692,765)	(1,548,407)	(213,535)	(4,187,028)	(3,241,172)	(446,978)

Gross profit	219,120	256,477	273,034	37,654	552,697	529,511	73,023

Operating expenses(1)
Research and development expenses	(168,411)	(152,443)	(144,339)	(19,905)	(364,662)	(296,782)	(40,928)
Sales and marketing expenses	(100,264)	(91,235)	(106,411)	(14,675)	(245,329)	(197,646)	(27,257)
General and administrative expenses	(81,839)	(67,684)	(74,858)	(10,323)	(162,613)	(142,542)	(19,657)

Total operating expenses	(350,514)	(311,362)	(325,608)	(44,903)	(772,604)	(636,970)	(87,842)

Other income, net	50,283	4,176	23,786	3,280	78,561	27,962	3,856

Operating loss	(81,111)	(50,709)	(28,788)	(3,969)	(141,346)	(79,497)	(10,963)

Interest and short-term investments income	65,633	96,355	125,313	17,281	124,835	221,668	30,569
Gain on fair value change of investments	—	—	—	—	7,602	—	—
Impairment loss of investments	—	—	(65,115)	(8,980)	—	(65,115)	(8,980)
Foreign currency exchange (losses) gains, net	(2,860)	463	(2,634)	(363)	(2,924)	(2,171)	(299)

(Loss) income before income tax expenses	(18,338)	46,109	28,776	3,969	(11,833)	74,885	10,327

Income tax expenses	(1,295)	(1,281)	(5,589)	(771)	(10,696)	(6,870)	(947)

(Loss) income before share of income (loss) in equity method investments, net of income taxes	(19,633)	44,828	23,187	3,198	(22,529)	68,015	9,380

Share of income (loss) in equity method investments, net of income taxes	267	—	—	—	(151)	—	—

Net (loss) income attributable to HUYA Inc.	(19,366)	44,828	23,187	3,198	(22,680)	68,015	9,380

Net (loss) income attributable to ordinary shareholders	(19,366)	44,828	23,187	3,198	(22,680)	68,015	9,380

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ADS*
—Basic	(0.08)	0.18	0.10	0.01	(0.09)	0.28	0.04
—Diluted	(0.08)	0.18	0.09	0.01	(0.09)	0.28	0.04
Net (loss) income per ordinary share
—Basic	(0.08)	0.18	0.10	0.01	(0.09)	0.28	0.04
—Diluted	(0.08)	0.18	0.09	0.01	(0.09)	0.28	0.04
Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	241,341,080	242,786,352	243,751,192	243,751,192	240,549,059	243,271,438	243,271,438
—Diluted	241,341,080	246,437,853	246,832,447	246,832,447	240,549,059	246,657,234	246,657,234

**	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,667	8,264	5,347	737	16,779	13,611	1,877
Research and development expenses	7,275	19,940	12,897	1,779	30,526	32,837	4,528
Sales and marketing expenses	249	1,227	716	99	1,893	1,943	268
General and administrative expenses	14,045	11,262	7,806	1,076	32,791	19,068	2,630

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	219,120	256,477	273,034	37,654	552,697	529,511	73,023
Share-based compensation expenses allocated in cost of revenues	3,667	8,264	5,347	737	16,779	13,611	1,877

Non-GAAP gross profit	222,787	264,741	278,381	38,391	569,476	543,122	74,900

Operating loss	(81,111)	(50,709)	(28,788)	(3,969)	(141,346)	(79,497)	(10,963)
Share-based compensation expenses	25,236	40,693	26,766	3,691	81,989	67,459	9,303

Non-GAAP operating loss	(55,875)	(10,016)	(2,022)	(278)	(59,357)	(12,038)	(1,660)

Net (loss) income attributable to HUYA Inc.	(19,366)	44,828	23,187	3,198	(22,680)	68,015	9,380
Gain on fair value change of investments, net of income taxes	—	—	—	—	(6,842)	—	—
Impairment loss of investments	—	—	65,115	8,980	—	65,115	8,980
Share-based compensation expenses	25,236	40,693	26,766	3,691	81,989	67,459	9,303

Non-GAAP net income attributable to HUYA Inc.	5,870	85,521	115,068	15,869	52,467	200,589	27,663

Net (loss) income attributable to ordinary shareholders	(19,366)	44,828	23,187	3,198	(22,680)	68,015	9,380
Gain on fair value change of investments, net of income taxes	—	—	—	—	(6,842)	—	—
Impairment loss of investments	—	—	65,115	8,980	—	65,115	8,980
Share-based compensation expenses	25,236	40,693	26,766	3,691	81,989	67,459	9,303

Non-GAAP net income attributable to ordinary shareholders	5,870	85,521	115,068	15,869	52,467	200,589	27,663

Non-GAAP net income per ordinary share
—Basic	0.02	0.35	0.47	0.07	0.22	0.82	0.11
—Diluted	0.02	0.35	0.47	0.06	0.22	0.81	0.11
Non-GAAP net income per ADS
—Basic	0.02	0.35	0.47	0.07	0.22	0.82	0.11
—Diluted	0.02	0.35	0.47	0.06	0.22	0.81	0.11
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	241,341,080	242,786,352	243,751,192	243,751,192	240,549,059	243,271,438	243,271,438
—Diluted	241,686,424	246,437,853	246,832,447	246,832,447	241,222,552	246,657,234	246,657,234